Exhibit No. 12 (c)
FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Twelve Months Ended September 30

(dollars in millions)	2007	2006

Earnings, as defined:
Net income	$386	$330
Fixed charges, as below	228	165
Income taxes	169	155

Total earnings, as defined	$783	$650

Fixed Charges, as defined:
Interest on long-term debt	$202	$146
Other interest	22	15
Imputed interest factor in rentals – charged principally to operating expenses	4	4

Total fixed charges, as defined	228	165

Preferred dividends, as defined	2	2

Total fixed charges and preferred dividends combined	$230	$167

Ratio of Earnings to Fixed Charges	3.43	3.94

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.40	3.88

Exhibit No. 12 (c)
FLORIDA POWER CORPORATION
d/b/a PROGRESS ENERGY FLORIDA, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2007	2006	2005	2004	2003

Earnings, as defined:
Net income	$317	$328	$260	$335	$297
Fixed charges, as below	188	159	138	122	103
Income taxes	144	193	121	174	147

Total earnings, as defined	$649	$680	$519	$631	$547

Fixed Charges, as defined:
Interest on long-term debt	$157	$145	$116	$107	$103
Other interest	28	10	18	10	(6)
Imputed interest factor in rentals — charged principally to operating expenses	3	4	4	5	6

Total fixed charges, as defined	188	159	138	122	103

Preferred dividends, as defined	2	2	2	2	2

Total fixed charges and preferred dividends combined	$190	$161	$140	$124	$105

Ratio of Earnings to Fixed Charges	3.45	4.28	3.76	5.17	5.31

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	3.42	4.22	3.71	5.08	5.21